NEWS RELEASE

RepliCel Announces Appointment of Leading Sports Medicine Expert as Orthopedics Clinical Advisor (Japan)

Professor Tsukasa Kumai, member of the Japan’s Olympic Committee Medical and Scientific Staff, will lead RepliCel’s Tendon Regeneration Clinical Testing in Japan

VANCOUVER, BC, CANADA – 3 May 2021 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce that Professor Tsukasa Kumai, one of Japan’s leading sports medicine clinicians, has agreed to be RepliCel’s clinical advisor for the development and commercialization of its tendon regeneration product (RCT-01) in Japan.

The Company, working with industry leaders, CJ Partners, and clinical research organization, Accerise, is currently preparing to support the next-phase clinical research study of its tendon regeneration cell therapy, RCT-01, in Japan under the Act for Safety of Regenerative Medicine (ASRM) that, upon successfully meeting its endpoints, could lead to a commercial launch of the product in Japan.

About Professor Kumai

Professor Tsukasa Kumai is a Professor of Orthopedics in the Faculty of Sport Sciences at Waseda University in the heart of Tokyo, Japan. Since 2017, after serving as a professor at the Department of Sports Medicine at Nara Medical University, Dr. Kumai has been involved in education and research in sports medicine and in the functional anatomy of motor organs at the School of Sport Sciences at Waseda University. Based his previous research discoveries at the Musculoskeletal Biology and Sports Medicine Research Lab at the University of Wales, UK, and the Department of Anatomy at the University of Munich, Germany, he now focuses on research and treatment of tendon and ligament overuse disorders in athletes.

Professor Kumai is a sports doctor for the Japan Sports Association (JSPO), Chairman of the Medical Faculty for the Japan Cycling Federation, Team Doctor for Japan’s National Cycling Track Team, a member of the Medical and Scientific Staff for Japan’s Olympic Committee (JOC) (cycling, volleyball), Team Doctor for the Shimano Racing Team (UCI Pro Cycling Team), Team Doctor for the Nagoya Wolfdogs (V league), and Medical Advisor for the Kashiwa Reysol (J league).

About RCT-01 Tendon Regeneration Cell Therapy

In 2017, a phase 1 clinical study of RCT-01 in patients with chronic, refractory Achilles tendinopathy successfully met its primary endpoint of establishing a complete safety profile at 6 months with no serious adverse events related to the study treatment or injection procedure  and furthermore each of the treated participants, all of whom suffered chronic tendon pain and loss of function over an extended period of time with no recovery from standard treatments, showed numerous clinically important improvements by various measures including tendon composition, blood supply, physical function and pain sensation.

“Chronic tendinopathy is a state of tendon degeneration that is very difficult to reverse, as evidenced by the many therapies used to try and treat it,” stated Dr. Ross Davidson, an orthopedic surgeon, former clinical professor at the Department of Orthopaedics at the University of British Columbia, and past head physician and orthopaedic consultant for the Vancouver Canucks (of the National Hockey League (NHL)).

“This study [conducted at the Alan McGavin Sports Medicine Clinic at the University of British Columbia, Canada] showed exciting clinical improvements in patients with clinically diagnosed chronic Achilles tendinosis who were unresponsive to standard treatments, and who had suffered for many months (in some cases, years) with frequent pain and loss of function. Not only did the study show several clinically important improvements in pain and function scores, but several ultrasound measures clearly demonstrated a marked improvement in tendon structure; something rarely seen in patients with this condition,” said Davidson.

For further details on the study and data, see https://replicel.com/news/replicel-s-successful-rct-01-tendon-repair-clinical-trial-shows-signs-of-healing-chronic-tendon-problems.

About RepliCel’s First-in-Japan Strategy

RepliCel was one of the first foreign regenerative medicine companies to have a Japanese partnership in 2013.  In 2015 RepliCel was one of the first foreign regenerative medicine companies to initiate a consultation process, under the new regulations for regenerative medicine products, with Japan’s PMDA (Pharmaceuticals and Medical Device Agency). In 2016, RepliCel’s licensee, Shiseido Company, was one of the first companies to fund and manufacture a product for use in a clinical study under the newly legislated Act for the Safety of Regenerative Medicine (ASRM).

RepliCel aims to be one of the first foreign regenerative medicine companies based outside of Asia to directly engage in a clinical study of a cell therapy product under the ASRM regulatory pathway to commercialization. RepliCel will also be one of the first such companies to apply for certification of a manufacturing facility outside of Asia for the production of a cell therapy product to be imported for use in a clinical study governed by the ASRM regulations.

About RepliCel's Programs in Japan

RepliCel is currently preparing for the clinical testing and commercialization of three additional technologies in Japan.  These include two cell therapies - one for skin rejuvenation and one for tendon regeneration - and a next-generation dermal injector for aesthetic treatments involving a wide variety of injectable substances including cells, PRP, muscle paralysis toxins, fillers, enzymes, drugs, other biologics, etc.

The RepliCel cell therapy technology which is the subject of active, ongoing partnership discussions in Japan has already been the subject of two successfully completed consultations with Japan's Pharmaceutical and Medical Devices Agency (PMDA). Planning for clinical research studies under Japan's Act for the Safety of Regenerative Medicines (ASRM) is already underway. Manufacturing of the clinical product will be performed by a Japanese-owned contract manufacturer preparing now for PMDA-certification under Japan's Ministry of Health, Labour, and Welfare (MHLW) applicable guidelines. Conduct of the clinical research studies will be managed by a high-quality Japanese clinical research organization.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration.  These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function.

Headquartered in Canada with a base of operations in Europe, RepliCel has existing partnerships in the United States, Japan and China.

The Company’s cell therapy product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. All RepliCel’s cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.  RepliCel's three cell therapy products have now been tested in over 100 patients in four countries on three continents and successfully reviewed by three different regulatory agencies.

RepliCel has also developed a proprietary injection device, RCI-02, optimized for the administration of its products and licensable for use with other dermatology applications. Certain commercial rights for RCI-02 have been licensed to YOFOTO for Greater China and a limited-term exclusive distributorship to MainPointe for the United States.

The commercial rights for RCH-01 for most of Asia have been exclusively licensed to Shiseido Company. Though the legal status of this license is currently the subject of some disagreement between the parties, Shiseido continues to finance the development of the licensed product based on RepliCel’s technology in their territory.  The commercial rights for RCT-01 and RCS-01 have been exclusively licensed to YOFOTO (China) Health for Greater China. YOFOTO is also committed to financing the co-development of these products in their territory.

For more information, please visit www.replicel.com or contact:

For more information, please contact:
Lee Buckler, CEO and President
info@replicel.com

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